1 Filed by International Game Technology PLC (SEC File No. 001-36906) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: International Game Technology PLC (SEC File No. 001-36906) Transcript of the International Game Technology PLC 2023 Fourth Quarter and Full Year Results Call Held on March 12, 2024 Operator Hello and welcome to the International Game Technology PLC Q4 2023 and fiscal year 2023 earnings call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session, and if you would like to ask a question during this time, simply press star, 1. I will now turn the call over to Jim Hurley, Senior Vice President, Investor Relations. Please go ahead. Jim Hurley Senior Vice President of Investor Relations of International Game Technology PLC (“IGT”) Thank you, Sara, and thank you all for joining us on IGT’s Q4 and full-year 2023 conference call, which is hosted by Vince Sadusky, Chief Executive Officer, and Max Chiara, our Chief Financial Officer. After some prepared remarks, Vince and Max will be available for your questions. During today's call, we will be making some forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are not guarantees, and our actual results may differ materially from those expressed or implied in the forward-looking statements. The principal risks and uncertainties that could cause our results to differ materially from our current expectations are detailed in our latest earnings release and in our SEC filings. During this call, we will discuss certain non-GAAP financial measures. You’ll find additional disclosures regarding these non-GAAP measures, including reconciliations with comparable GAAP measures, in our press release, slides accompanying this webcast, and our filings with the SEC, each of which is posted to our investor relations website. And now I will turn the call over to Vince Sadusky. Vince Sadusky Chief Executive Officer of IGT Thank you, Jim, and hello to everyone joining us today. We delivered a strong finish to 2023 with Q4 operating income growing 11% , yielding 160 basis points of operating margin expansion and strong free cash flow generation. This enabled us to meet our fiscal year 2023 financial goals, which were raised two times during the year. In fact, the growth across our Global Lottery, Global Gaming, and PlayDigital segments contributed to record-breaking achievements of $1 billion in operating income, $1.8 billion of EBITDA, and a 41.3% EBITDA margin. This translated into significant cash generation in the period, including record cash from operations of over $1 billion, bringing the Company’s net debt leverage to the lowest level ever. It's an impressive set of accomplishments that confirms we are on track with our long-term strategic and financial goals across the portfolio. I’d like to acknowledge the hard work of the entire IGT team in delivering them. We have a culture grounded in responsibility, collaboration, and passion. These values are not only the key drivers of our success, but also make IGT a great place to work. So, thank you to all my IGT colleagues around the world. In fact, IGT was recently recognized as a top employer in the U.S., Italy, and Canada, by the Top Employers Institute, which is the global certification company recognizing excellence in conditions employers create for their people.

2 I’d like to spend some time on the operating performance of each segment, beginning with Global Lottery. We maintained our leadership position in 2023 through a combination of organic growth, portfolio expansion, and contract extensions. That’s clear in the 7% revenue growth achieved in Q4, as well as the 6% growth for the full year period, net of the Italy commercial services sale. These are impressive numbers for a business of this scale. Same-store sales rose a little more than 2% in the year, consistent with the steady, low-to-mid single digit growth for the Lottery industry. Italy’s same-store sales increase of nearly 7 % is especially noteworthy. The Lotto and Scratch & Win games we operate in Italy are among the largest and most successful in the world. Italy’s strong momentum during 2023 reflects IGT’s expertise in understanding player behavior, developing compelling new games, managing a broad distribution network, and efficiently conducting day-to-day operations. The low-single digit same-store sales increase in North America and Rest of World was achieved on top of accelerated growth in the last few years. iLottery sales continue to expand at a fast clip – up over 40% in 2023 – mostly driven by organic growth in existing markets. During the year, we bolstered our contract portfolio with multi-year extensions in some of our largest jurisdictions, such as California, in addition to other key markets like Kentucky and Virgina. We also added some new business to the mix. We went live with a new facilities management contract in Connecticut and launched instants and passive games in Brazil’s state of Minas Gerais – an important foothold in a market with significant potential. We were also awarded an iLottery platform contract in Connecticut, where we expect to go live with draw-based games later this year. Lottery profitability improved in 2023, with operating margin expanding 100 basis points to 36%. Lottery is a large, steadily growing, and resilient industry with recession-proof characteristics. Growth accelerated during the pandemic, and our 2023 results confirm that we are successfully maintaining these higher play levels with significantly improved margins – operating margins are up 600 basis points from their pre-pandemic level. We expect the industry to expand at the more customary low-to-mid single digit rate off this higher sales base, fueled by organic growth and growing iLottery adoption, especially in the U.S. There are some new opportunities on the horizon, such as Brazil, where many states are looking to launch lottery games. Now onto gaming. The focused execution of key product and operational strategies is fueling strong growth for our Global Gaming segment. This is especially evident in profit performance, with Q4 operating income up 17% and full- year operating income up approximately 30%. Nine percent revenue growth for the year reflects broad-based strength across several key performance indicators. We shipped over 35,000 gaming machines in 2023, up 7% from the prior year, and achieved record average selling prices. Unit growth was fueled by a double-digit increase in casino units, led by replacement demand. We continue to release high-performing new games, such as Magic Treasures, which has two titles ranking in the top ten. We also have three of the top ten new mechanical reel games. The PeakCurve 49, DiamondRS, and PeakSlant 32 continue to rank among the top North American cabinets in their categories. Our global installed base grew 9% to nearly 54,000 units, reflecting strong premium unit expansion in the U.S. and Canada, and considerable growth in Latin America. We’ve delivered six consecutive quarters of installed base growth in the U.S. and Canada, led by premium units, and nine consecutive quarters in the Rest of World. Premium growth is fueled by the continued success of Prosperity Link and has accelerated with launch of Mystery of the Lamp, which was recently named top performing new premium game at the EKG Slot Awards Show. We have an exciting pipeline of new for-sale and leased games planned for 2024, including the launch of the much anticipated Whitney Houston slots on IGT’s new Skyrise cabinet this spring.

3 It was another record year for revenue and profit at our PlayDigital segment. Nine percent revenue growth was fueled by a double-digit increase in iCasino GGR across geographies. Operating profit rose over 30%, yielding 500 basis points of margin expansion, highlighting the powerful leverage inherent in this business. Strong iCasino GGR growth is a direct result of new games and creative solutions designed to deliver a rich player experience. Innovation is a vital growth driver in the absence of new market regulation, especially in the U.S. Our top-performing games leverage IGT’s unique capabilities. Wheel of Fortune Triple Gold Gold Spin is the first and only omnichannel jackpot game in the U.S., inspired by our highly successful Powerbucks franchise in Canada. These games are effective player acquisition tools. They engage players across platforms for large-scale wins with combined jackpot liquidity between land-based, mobile, and online formats. In addition, our customers have had success with bespoke games that tailor IGT’s leading IP for a specific customer. Examples include Cleopatra Fort Knox and Blackjack Go for FanDuel Casino, and Caesars Cleopatra for Caesars Palace Online Casino. We’ve also begun deploying our unique suite of user engagement and analytic tools. These are designed to provide real-time player insights for our customers and drive player productivity. We’ve seen great results with early adopters, and we look forward to rolling these out more broadly. In sports betting, we entered four new jurisdictions in 2023 and had 26 new installations, including 20 new casino retail locations, three on-premise mobile launches, and three statewide mobile launches. We also introduced sports betting functionality with the capability to live stream sports on our PeakBarTop and CrystalFlex terminals. PlayDigital growth is very dependent on new iGaming legislation, which has been slower than expected. This appears to be the case in 2024, as well. In that context, we’ll be focused on driving cost efficiencies to stay on track with our margin expectations for the business. We’re pleased to have achieved record-breaking profits for the year. The IGT team executed with excellence. You see this in the momentum we had across segments. Our 2024 outlook – which Max will walk through later - primarily reflects organic growth for the existing businesses. Recently, we announced a transaction to spin-off our Global Gaming and PlayDigital businesses and merge them with Everi’s existing operations. The decision was a result of a strategic evaluation with the goal of unlocking the value of our portfolio. IGT shareholders will retain 100% ownership of the predictable growth and resilience of a global lottery pure play, while owning 54% of a faster-growing gaming, digital, and FinTech business. We believe the creation of two stronger, more focused companies, each with top-notch teams and simplified business models, better positions each company to service its customers and create significant value for stockholders. It allows for more focused operating and capital allocation strategies, capital structures that are optimized for different business models, and increased flexibility to pursue organic and inorganic growth strategies. It also provides the opportunity for investors to better appreciate the intrinsic value of each standalone business. For context, lottery peers trade between 12- and 18-times EV to EBITDA compared to IGT at six times, and none match IGT’s scope of capabilities. The new gaming business will have a similar scale and growth trajectory as its peers, and that’s before the benefit of compelling revenue synergies. Those gaming peers trade between 11- and 13-times EV to EBITDA. IGT has a broad global product offering across Class III, VLTs, iGaming, and casino management systems. Everi’s business is focused on North America, primarily with Class II games and extensive FinTech capabilities. The combination of the two companies with complementary capabilities and geographic footprints creates an integrated, omnichannel, one-stop-shop addressing all aspects of the gaming ecosystem that we believe will provide a superior value proposition of best-in-class and efficient solutions. Together, we can generate touchpoints across the entire player journey – from the casino floor to mobile.

4 The business has an attractive recurring revenue model with recurring revenue streams from gaming operations, iGaming, and FinTech solutions representing over 60% of pro forma revenue. We expect revenue to grow at a mid-single digit compound annual growth rate through 2026, with adjusted EBITDA increasing at an even stronger a high-single digit rate. That’s through a mix of organic top-line growth for the existing businesses, enhanced by significant cost synergies, mostly from straightforward supply chain and real estate optimization initiatives. These synergies on their own are worth over $500 million in value for the combined business. Given the minimal business overlap between the two companies, there are some compelling revenue synergies across products and geographies that are not yet factored into our outlook. We expect to manage the business with a strong balance sheet and conservative leverage profile. An improved conversion of adjusted EBITDA to cash flow should allow for investments in both organic growth and M&A, significant debt repayment, and share buybacks. The company will be made up of a best-in-class team across both organizations with longstanding industry knowledge, relationships, and a proven track record in B2B gaming and FinTech. The executive team has over 20 years average experience across M&A integration. Needless to say, we are very excited about the opportunity for long-term value creation for the standalone lottery and gaming businesses. Now, I’ll turn the call over to Max. Max Chiara Chief Financial Officer of IGT Thank you, Vince, and hello to everyone joining us on the call today. Our fourth quarter and full-year 2023 financial performance was strong, achieving the upgraded outlook provided on our Q3 earnings call on all key financial metrics. We delivered record profit on a full-year basis, despite a comparison to prior periods affected by significant divestitures like Italy Gaming in 2021 and Commercial Services in 2022. These results confirm that most of our long-term targets have already been achieved or are confidently in sight with a clear trajectory to get there. A high-level summary of our financial results is included here on slide 13, including comparisons to the prior year. In the fourth quarter, we generated revenue of over $1.1 billion, up 3% year-over-year, driven by a 7% increase in Global Lottery on strong product sales and continued momentum in Italy. Operating income rose 11% to $256 million and operating income margin increased 160 basis points to 23%, reflecting stronger performance across business segments. Adjusted EBITDA of $454 million increased 9% over the prior-year period and adjusted EBITDA margin expanded 190 basis points to 40%. Adjusted EPS rose 40% to 56 cents per share, driven by the strong increase in operating income. For the full year, we generated revenue of $4.3 billion, up 2%, or 7% net of the Italy commercial services sale, on mid to high-single-digit growth across business segments. Strong Italy same-store sales in Global Lottery, easing of supply chain costs and R&D process improvements in Global Gaming, and strong operating leverage in PlayDigital, drove operating income up 9% to $1 billion, which is a record profit in our company history. Operating income margin rose 140 basis points to 23%. Full year Adjusted EBITDA of $1.8 billion and adjusted EBITDA margin of 41% also achieved the highest levels in Company history.

5 Reported EPS was $0.77 and Adjusted EPS was over $2.00 per share, a 2% increase year-over-year driven by higher operating income, partially offset by some tax headwinds. Now let’s review the results of our three business segments. Global Lottery delivered $681 million in revenue in the fourth quarter, an increase of 7%, driven by strong product sales and Italy same-store sales growth. Global same-store sales declined 3%, reflecting the impact of strong U.S. multi-state jackpot sales in the prior year that were bolstered by the record $2 billion Powerball jackpot that hit on November 7th, 2022. Same-store sales in Italy rose 3%, with growth in both instant ticket and draw games. Customer demand for IGT’s innovative hardware drove fourth quarter product sale revenue up 94% year-over-year, propelled by large GameTouch 28 self-service terminal sales in Michigan and Ontario and the sale of a central iLottery system in Poland. Operating income rose 10% to $238 million in the fourth quarter. Operating income margin expanded 110 basis points to 35%, on continued strong momentum in Italy and increased high-margin product sales, and despite lower benefits from jackpot activity. For the full year, revenue of $2.5 billion was 2% lower year-over-year but increased 6% excluding the Italy commercial services business sale. Operating income of $913 million was in line with the prior year, despite a $34 million contribution from Italy commercial services last year. Operating income margin increased 100 basis points to 36%. Global Gaming revenue of $390 million in the fourth quarter was slightly above the prior year despite unusually high jackpot expense associated with a higher-than-normal frequency of jackpots won on the Nevada Megabucks wide- area progressive game. Increased terminal product sale revenue and higher IP fees were offset by lower systems sales. We shipped nearly 9,400 units in the fourth quarter, driven by continued strength in Casino replacement units which grew 6% year-over-year. Global ASPs were $15,900, with North America ASPs increasing 4% to $16,300, confirming the expected positive trajectory following a blip in the third quarter due to mix. The global installed base expanded to over 53,900 units, with significant increases across geographies. Momentum in the business accelerated in the fourth quarter as the U.S. & Canada installed base grew 1% sequentially and 6% year- over-year on continued success in multi-level progressive games while the installed base in Rest of world rose 4% sequentially and 14% year-over-year reflecting growing demand for high-performing games in Latin America and parts of Europe. Fourth quarter operating income rose 17% to $80 million, and operating income margin expanded 290 basis points to 21%, as easing of supply chain costs and R&D process improvements were partially offset by the higher jackpot expense dynamics I explained earlier. On a full year basis, revenue of $1.6 billion increased 9% on broad-based strength across key performance indicators. Operating income rose 29% to $313 million and operating income margin expanded 320 basis points to 20%. PlayDigital generated $59 million in revenue in the fourth quarter, down 10% from $65 million in the prior year, due to a benefit related to jackpot expense in the prior year and lower sports betting volumes and unfavorable hold rates in Rhode Island. iGaming GGR trends remain strong with increases across geographies, including double-digit growth in the U.S, and sports betting GGR in line with the prior year. Operating income increased to $17 million and operating margin rose 360 basis points to 29%, primarily driven by disciplined cost management and reduced variable compensation costs. Continuing to proactively manage the cost structure is a priority in 2024 given the expected slower progression on new legislation expected in the next year.

6 Record revenue and operating income levels were achieved in the full-year period. Revenue increased 9% to $228 million on iGaming growth across geographies. Strong operating leverage drove operating income up 32% to $65 million with OI margin expanding 490 basis points to 29%. Record-level operational performance and a 58% cash conversion rate drove cash from operations to over $1 billion, the highest level in Company history. With capital expenditures and deferred license fees of about $420 million, free cash flow of around $620 million exceeded our expectations. Adjusted free cash flow was over $800 million. We’ve been executing on our balanced approach to capital allocation over the last two years, generally tracking very much in line with what we presented at our investor day in November of 2021. We returned $160 million to shareholders in 2023 in the form of cash dividends, and we have $145 million outstanding under the current share repurchase authorization, after having used about half of the $300 million program. Total liquidity remains robust at $1.8 billion at year end, which includes $1.2 billion in additional borrowing capacity from undrawn credit facilities. In the last three years, we have progressively strengthened our credit profile with significant debt reduction of over $2.2 billion and net debt leverage improving 3 and a half turns to a record low 2.9 times. This leaves us well within our target leverage range of 2.5 to 3.5 times and in a nice position with no meaningful near-term debt maturities. This improved credit profile was also reflected in credit rating actions taken early in the year by rating agencies, with Moody’s upgrading our rating to Ba1 from Ba2 with a stable outlook, and Fitch assigning an issuer rating of BB+ with a stable outlook, and an investment grade senior debt rating of BBB-. In addition, last week following the announcement of the planned spin and merger transaction, both S&P and Fitch placed IGT on a positive credit watch. Let me now introduce our 2024 outlook. In an effort to provide a simpler view on underlying business expectations for the year, we are assuming the transaction closes in early 2025. This eliminates the need for complex accounting adjustments to the outlook if we were to achieve a 2024 closing. We believe this approach also helps you assess our progress toward the long-term targets provided at our last investor day. For the full year, we currently expect to generate revenue of $4.3 to $4.4 billion, implying year-over-year growth of between 0 and 2%. Operating income margin is expected to be between 20 to 21%, which includes a 300 basis-point negative impact from $130 million in pre-closing separation and divestiture costs related to the planned spin and merger transaction. Those costs are expected to be incurred ratably throughout the year. Excluding the Separation and divestiture costs, a view that we believe offers a better assessment of underlying business performance, our outlook calls for an operating margin between 23 and 24%, up to 100 bps higher than in 2023. Operationally, this outlook assumes Global Lottery same store sales will be flat to slightly lower year-over-year, due to the strong jackpot activity experienced in 2023. While large jackpots do tend to happen from time to time, the timing is unpredictable and, therefore, we don’t plan for them in our forecast. If you exclude the impact of jackpots, same-store sales are expected to increase low-single-digits across jurisdictions, on the back of consolidating much higher play levels. In order to facilitate a clear understanding of the split between RemainCo activities and the businesses that will merge with Everi, we have decided to aggregate Global Gaming and Play Digital into a single segment named “Gaming & Digital,” starting with our Q1 2024 results. The new segment is a simple aggregation of the numbers of the two previously reported segments with no change to our central cost allocation policy. We will continue to provide the same level of KPI and revenue disaggregation as in the past, so we expect minimal impact from the modification. Speaking about that, we expect “Gaming & Digital” revenue to increase at a high-single-digit rate. This comes from continued growth in the installed base, unit shipments, and ASPs for Gaming and growth in existing markets for Digital as the pace of new legislation has slowed. Operating income margin is forecasted to improve 250 to 400 basis points, on the back of the favorable KPI trends, continued improvement in supply chain, and focus on cost discipline, moving us one notch closer to our long-term target of 28 to 30%.

7 Turning to our cash flow, we expect cash from operations of at least $1.0 billion, which also includes the impact of Separation and divestiture costs. Capital expenditures of approximately $500 million includes about a $75 million increase from 2023 related to recent contract wins and multi-year contract extensions in our Global Lottery business. For the first quarter, we expect to deliver revenue of approximately $1.0 billion and operating income margin of around 20%, which also includes the 300 basis point impact from the pre-closing Separation and divestiture costs I just mentioned. Global Lottery same-store sales are expected to be down year-over-year as same-store sales growth in Italy is offset by tough North American jackpot comps. Gaming & Digital revenue is likely to be lower than the prior year on a return to more normal seasonality in unit shipments against pent-up demand in the prior-year period, in addition to elevated IP and software licenses last year. We are very excited about the significant value creation potential of separating IGT into two standalone pure play companies. The combination of IGT’s Global Gaming and PlayDigital with Everi’s existing operations creates a podium-position player with the scale, diversification, cash flow generation, and growth outlook that is on par with other gaming peers that trade at significantly higher valuation multiples. I would now like to spend a few minutes reviewing some of the key financial aspects of the planned spin and merger transaction, as well as the remaining steps that will need to be completed to close the transaction. Upon closing, the newly created, combined gaming entity will raise financing of $3.7 billion, which will be used to fund a $2.6 billion distribution to IGT PLC and refinance Everi’s existing debt. IGT PLC plans to use the proceeds from this distribution to repay $2 billion of existing indebtedness and fund about $400 million in transaction-related cash outflows. This debt reduction is expected to drive RemainCo PLC’s pro forma net debt leverage down to around 2 and a half times shortly following the closing of the transaction, putting us in an even stronger balance sheet position. I’d like to address the taxable nature of the transaction since it has been an area of focus for some of you. Most RMT transactions in the U.S. are done as tax-free distributions followed by a tax-free merger. Since IGT PLC has the benefit of a participation exemption regime, tax leakage from the transaction is expected to be modest – up to $100 million, or less than $0.50 per IGT share. The other important benefit of a taxable transaction is that it provides maximum flexibility on strategic initiatives like M&A and share buybacks for both entities from day one. The transaction is also taxable to IGT shareholders. We have provided additional disclosure on this matter in our 20- F to be filed with the SEC at the end of the day. Achieving a closing in late 2024 or early 2025 is predicated upon the successful completion of regulatory and licensing approvals as well as approvals from IGT PLC shareholders on the spin of the Global Gaming and PlayDigital segments and Everi shareholder approval on the merger transaction. To summarize, we delivered strong financial performance in 2023 with results that met upgraded financial targets. We generated significant cash flows and improved net debt and net debt leverage to the lowest levels in Company history. We are heading into 2024 on a solid foundation with clear prospects for profitable growth, significant liquidity, and no material near-term debt maturities. We have laid out the milestones to deliver the spin and merger transaction with Everi as expeditiously as possible, and we are excited about the prospects for two standalone global pure play companies to create significant value for stakeholders. That concludes our prepared remarks. Operator, would you please open the line for questions? Operator

8 Thank you. If you have a question, please press star, 1, on your telephone keypad. If you have queued up and want to withdraw your question, simply press star, 1, again. Your first question comes from the line of Barry Jonas of Truist Securities. Your line is open. Barry Jonas Truist Securities, Inc. Hey, guys, good morning. I wanted to start with Gaming. Can you give a little more detail on the path and components to hitting that ’25, 28-to-39% OI target and then help us understand how much of that could be transferable to Everi’s business for the NewCo? What’s embedded in the synergies and maybe what’s upside? Thanks. Max Chiara Sure. Hi, Barry. This is Max. So, again, we close the year at 20%. We expect a margin accretion in ‘24 of between 250 and 400, right, which is effectively at the upper end, middle-of-the-way to the minimum of the 2025 targets. So, with a year-to-go, we have another similar trajectory to achieve, so ratably we are in logical sequential to get there. The tailwinds to get there are primarily related to the positive momentum we have gained in our installed base, which reflects successful launches of games, such as Prosperity Link, Mystery of the Lamp, and more new games coming, especially in 2024 with Whitney Houston on the High Rise Cabinet. That is the first item that impacts the positive margin trajectory. The second item is finally expectations on an expansion on international sales to walk-in-tandem with the successful expansion of the installed base so far achieved. I remind you of the 14% increase in the installed base in 2023 for International markets, which we expect to continue, again, based on the solid foot of the successful games. And, then, lastly, we continue to expect the positive momentum on supply chain easing of costs, which will be a positive contributor to the margin accretion in 2024. Barry Jonas Got it, got it. Okay, and then just as a follow-up, I wanted to touch on the Italy Lotto renewal process. Any updates there on timing? Or maybe just talk about how you see your positioning there as the incumbent. Thanks. Vince Sadusky Yeah, sure, recently there was some news in Italy that a draft online gaming decree was introduced by the Finance Committee, and it outlined some of the terms of the tender for the upcoming Lotto license. What we know coming out of that was there would be a start of the tender process. The terms would be a non-renewable 9-year concession, and a minimum upfront license fee of €1 billion, which would be divided into multiple installments. Part would be paid upon winning the tender and part with the start of the new concession. So, considering the news that’s come out, we’d say the regulator has set a high bar for interested parties willing to commit to such a significant amount of capital, which we believe, similar to the past, likely limits the field of qualified candidates. An then, of course, potential bidders will need to demonstrate, you know, their strategy and prove their execution capabilities in order both to I think convince the Italian authorities that they can execute and then also internally to ensure they can achieve an appropriate ROI on such a significant commitment. You know, for us, you know we of course have operated the lottery for three decades, and, you know, we’re excited about the potential to continue to do so. You know, as far as the process goes, it’s a lengthy process. The government has to codify and finalize the economics. Then, they have to draft a tender. And they have a legislative process that needs to take place, as well, which we’ve seen in the past is quite lengthy. And, of course, this is done once the formal tender is issued. Then there’s some time for interested parties to make their assessments, offer up a bid. Then, of course, there’s the assessment of all the offers and, ultimately, make an award.

9 So, you know, we think the timeframe for all of this is probably a year to a year and a half in our best estimate. Barry Jonas Perfect. Appreciate the color and congrats on a nice quarter and year. Vince Sadusky Thank you. Operator Your next question comes from the line of Chad Beynon with Macquarie. Your line is open. Chad Beynon Macquarie Research Morning. Thanks for taking my question, and nice quarter. Vince, Max, I wanted to ask about the kind of the January softness that we’ve heard from a lot of your operating partners that affected business in January. Was that also the case in lottery? And then, more importantly, you know after we got past some of that inclement weather those weekends, have we seen more consistent stable trends in both your businesses, gaming and lottery? Thanks. Vince Sadusky Yeah, I’ll start off with lottery, and then touch base on gaming. You know, I think what we saw in, I’ll go from 2023 into 2024 because of course reminding everyone of the components of the 2023 growth puts 2024 in perspective, you know, we saw over 2% same store sales growth in 2023, and a very good year in product sales. We saw an increase in instants and draw games and a very significant increase in jackpot activity, somewhere just under 6% or so driven by Powerball and Mega Millions, of course. So, as strong as the jackpots were in 2022, they ended up being even stronger in 2023. In 2023, in the fourth quarter, you know, we saw instants and draw that were down slightly about 1% from the prior year but, again, made up for by pretty strong multi-state jackpots. And, you know, if you think about this over, you know, multiple years, there’s been a pretty significant increase from going back to pre-pandemic. You know, I’d say that the growth has actually been really remarkable, and to continue to have that play level at these elevated levels was, you know, our thesis and that’s held up really, really well. Looking at the first quarter trends, of course you have to take Italy and North America separate. In Italy, we continue to have very strong growth, up mid-single digits. We expect that a lot of that was due to continued innovation and projects and product launches. The team’s done an outstanding job over the last several years, in particular, in stimulating demand and making the games constantly fresh and enjoyable. We think as those new launches moderate throughout the course of the quarter, that we’ll will probably end up somewhere in low single-digit growth in the first quarter in Italy. In North America and the Rest of the world, sales are down high single, low double digits and, of course, you know so much of that has to do with the timing of the multi-state jackpots, in particular Powerball and Mega, in North America. You know, we think that will moderate the negative impact, that will moderate just, again, given the timing of the growth of those jackpots that were hit in the first quarter last year. And, so, we think we’ll probably on the same store basis, be down low to the single digits in North America and the Rest of the world. And, as Max provided, we believe that we’ll be in kind of the low-to-mid single digit long-term growth outlook. We think we can maintain that as a result of innovation as well as, you know, kind of the expansion of our game portfolios to some of the, yeah, I won’t go into and through a bunch of detail on that, but a bunch of the activities and efforts that you’ve seen IGT perform and over the last several years in particular.

10 On the gaming machine side, you know, we’re in really great shape in terms of our product portfolio that I’ll take a minute just to kind of remind everybody of that. You know, we have 5 games that rank amongst the top 20 new WAP games in the most recent February Eilers report. Yeah, we’ve got several of our Mystery of the Lamp games that are in the top 15 new premium lease games. Our Magic Treasures new franchise ranked in the top 10 new core video games. Our stepper, we have 13 of the top 25 games, and our fairly recent hardware launches over the last year or so have ranked, you know, number one or number two, in their categories. To speak specifically about the industry (inaudible), ’23, of course, was another record year for the gaming industry coming off of an incredible 2022. The estimate in the industry for slot GGR was up, you know, somewhere around 2%. When you think about the start of the year, the concern around recessionary pressures and concern around disposable income for consumers, you know, none of that really played out at least in terms of the people’s affinity for entertainment and, in particular, casino play. In fact in the fourth quarter, slot GGR held right in there with the annual estimate up around 2% or so, and, yeah, there was a really strong December, for sure. We start off the year, you know as you’ve heard, our casino customers discussed in the research that’s been published. The January trends are softer, question how much of that is potentially weather, not really sure, of course. But, overall, as you’ve heard, our casino customers report that the customer sentiment remains really good. You know, of course, slide play is the most profitable item for our casino customers, and, you know, we’re seeing kind of a more normalized sales funnel, which is kind of returning to historical levels. You know, we certainly went into 2022 with a lot of pent-up demand as a result of not being able to deliver product because of our supply chain lead times. I would say things are more normalized right now. When you look at the markets outside of the US for gaming, you know, EMEA, LATAM and Australia. EMEA is behind pre-pandemic levels. We’ve seen kind of a very clear line between Western and Eastern Europe. Western Europe is pretty much back, and, you know, we compete very well I that market. Eastern Europe, you know, has been hurt by kind of the sociopolitical situations taking place there and some other specific challenges, like our Romanian tax and regulatory challenges. In Latin America, the recovery has been really strong, and, in particular, IGT games play well there. You’ve seen a pretty significant increase in installed base. At the moment, though, there are some macro-related weaknesses in places like Argentina, and the new import restrictions imposed by the Mexican government that impacts all suppliers. And, you know, we hope that gets resolved throughout the course of the year. Then, you know, in Australia and New Zealand, the macro environment continues to be challenging. But, it’s growing. You know, we’ve not competed as well in that market, but we’ve got a slate of new games that the team is confident can very much increase our share, and we’ve done very well with systems in that market. So, overall, you know, I’d say the start of the year is definitely slower than last year. We think its for, you know, very specific reasons. Again, in gaming, a lot of pent up demand from kind of that unnatural supply chain restriction. And then in lottery, very specific to the timing of very strong jackpots going into last year versus the start of 2024. Chad Beynon That’s great, thank you. Then, on the CapEx, just a housekeeping follow-up. So, the $500 million of guidance for ’24, can you help us think about what should go to Gaming and Digital versus Lottery? And then can you also just kind of help us with a maintenance CapEx number for Lottery ex-new contracts going forward post-SpinCo. Thank you. Max Chiara Hi, Chad. So, in terms of the CapEx number, we effectively have increased our investment into our installed base in Gaming over the last two-and-a-half years, and so the CapEx figure of Gaming has increased about $200 million. We expect that to slightly moderate next year. Instead, on the Lottery side, we have been on a favorable cycle in the last couple of years, and now we’re starting to see that CapEx number picking up again as we are going to face some significant contract renewals in the next two-

11 to-three years. But, for next year, there is an expectation of an increase of about $75 million coming from Lottery, which is primarily related to the three contracts that we mentioned during the call. So, California, a long extension, plus Kentucky and Virginia. These are the early, early, early CapEx investments that we expect to spend on those contracts in ’24. And, so in terms of long term, in terms of maintenance versus growth or of new contracts, again this business has been running historically, and I’m talking about the Lottery business, historically at the clip of about $200 million in CapEx per year if you were to exclude the cycles. And, again, so anything above that number is really related to the upcycle in CapEx associated with large contract renewals, extensions or wins that we would have going forward. Thank you. Chad Beynon Appreciate it. Thank you, Max. Thanks, both. Operator Your next question comes from the line of Jeff Stantial with Stifel. Jeff Stantial Stifel, Nicolaus & Company Hey, good morning, everyone. Thanks for taking our question. Vince or Max, whoever wants to take this, you talked about the full year guide assuming low single-digit growth for Global Gaming, Lottery sales, if you strip out the impact of multi-state jackpots, this seems to reflect a reversion back to, at least, more stabilized core trends after several quarters of jackpot fatigue. I guess, what specifically in the data are you seeing that gives you conviction in this improving underlying demand? Vince Sadusky Yeah. I would say the week-to-week trends have been improving, and, as we look in our more significant markets, we have confidence given the slate of game launches that they’ve got coming up. I think given our past history, we’ve seen that play level, again, kind of post-pandemic, has been maintained and has grown some, as well. So, we certainly don’t have perfect visibility given lottery is largely an impulse purchase. But, we do believe that given the slate of games as well as the multi-state jackpot ability to build, again, unpredictable, but with the continued high-interest rate environment, the calculation of the advertised muti-state jackpot gives states the ability to continue to advertise a number that’s exciting to players. And, we think that will help to get folks to, these infrequent players, to continue to think about playing lottery. Jeff Stantial Great, that’s helpful. Thanks for that color. Max Chiara Yes, sorry, Jeff, from a more technical standpoint here. So, again, as Vince said, we have seen steady increases in jackpot games for the last 18 to 24 months, and this has been likely attributable to the advertised jackpot that exceeds the $1 billion, and we can mention 6 in the last 18 months, at least. So, advertised jackpot levels are held by the rising interest-rate environment, as they are based on a 30-year annuity stream. So, that means that it doesn’t take the same level of underlying sales today to advertise a $1 billion jackpot as it did a few years ago before the interest creep up. So, keep in mind, although all of that, keep in mind that IGT’s remuneration is a percentage of lottery ticket sales, not the advertised jackpot size. And, so net-net, we generate higher revenue when there are large jackpots. We remain comfortable with this low-single digit long-term growth outlook for the Lottery business when you exclude the impact of the jackpots. And, lastly, on a full-year ’23 basis versus ’22, the impact of jackpots in the financials was about $15 million for the full year. Thank you.

12 Jeff Stantial Great, that’s helpful color. Thanks, Max, and then for my follow-up. Turning to the Gaming business, you talked about normalizing slot seasonality embedded in the Q1 guidance and, given we’re near the end of the quarter, I would assume that’s informed by pretty accurate existing data, I guess, more specifically, what gives you comfort that the pullback your seeing is more related to seasonality as opposed to kind of underlying purchasing behavior related more to the macro or sequential market share. Yeah, ‘go-to’ competitors, just, I guess, what kind of informs your view that this is mostly seasonality driven. Thanks. Vince Sadusky Yeah, sure. So, a couple of data points. One is, when you look at the estimate of the industry in North America for 2023, the installed-base went up a couple of percentage points and unit sales was up at least somewhere in the 10% range and, compared to that, IGT grew share. In 2024, the industry is calling for a slowdown in unit sales and, probably, about the same, similar increase in installed-base. So, given the strength of our product, you know, we feel we can continue to compete and grow some share in North America, but not at the same rate as we have done over the last several years as we’ve significantly increased. We think the growth for IGT, a lot of the growth is going to come internationally, where we’ve had very good momentum in Latin America, good momentum in Europe and less so in Asia-Pac. And, when we look at kind of the exciting pipeline of games that have performed very well in North America, the ability to penetrate and continue to penetrate international markets is an opportunity that we believe is achievable and important for us. Jeff Stantial Great, that’s really helpful. Thanks, Vince. Thanks, Max. I’ll pass it on. Operator Your next question comes from the line of Domenico Ghilotti with EQUITA. Your line is open. Domenico Ghilotti EQUITA Good morning. I have a question on the profitability of the Lottery business. First of all, just to be sure I got the answer on the jackpot contribution as 15, so one, five on the EBIDTA for 2023; and, second, so in an environment that is maybe a bit less supportive and with a business that is a very high, it’s a fixed cost issue, expensive, you have some room for keeping the profitability above the level or at least at the level that we have seen in Q4 or should we expect some say negative profitability for the Lottery business. Max Chiara Hi Domenico. Yes, the number you repeated is right: 1, 5. Fifteen for the full year ’23 versus ’22 in terms of the margin expectations that we expect. We are at the high end of the margin target we quoted for in our investor day for Lottery, so, again, holding that margin would be definitely a good thing to do. And, in order to do that, obviously we have to work very hard to continue to earn the right to gain new contracts and to remain efficient in the execution of the existing pipeline. So, again, finally, vis-à-vis, the fourth quarter margin, there wasn’t a significant benefit, a one-time benefit if you want, on the product sales, which were up almost 100% year-over-year because of the specific deliveries that we executed. On a full year basis, we are slightly ahead in terms of product sales in Lottery year-over-year, so it was really more of a quarterly impact. But, again, long-term, we expect to be able to hold the line on the margin within that range that we quoted ourselves for. Domenico Ghilotti

13 Thank you. Operator Your next question comes from the line of David Katz with Jefferies. Your line is open. David Katz Jefferies LLC Hi, good morning, everyone. Thanks for taking my questions. You know, Vince, I wanted to just talk about the time period that we have, you know, between now and closing and just get a sense for strategically how you’re thinking about the two gaming businesses and continuing to push their momentum forward product wise, keeping people, you know, in place, right, because that closing process can take a while, and, you know, how do you think about the two gaming businesses together and some specifics around, you know, where their sort of standout strengths could be and where the combination of their capabilities or assets could help you lead, you know, once the combination is done. Vince Sadusky Yeah, hey, Dave. Thanks for the question. So, a couple of things. One is both companies have retention plans in place for their top talent, and I will say given the momentum, in particular, that IGT’s had over the last couple of years, even prior to announcing this transaction, we’ve been able to recruit, and we don’t really talk about this or highlight this, but we’ve been able to recruit some top game developers that are responsible for many games on Eiler’s top game list. So, we believe now that there’s been resolution, and I think excitement and anticipation to be associated with, you know, what’s essentially going to be a new combined entity, we feel very strongly in our ability to recruit top talent in the industry much less keep our talent. We’ve had really good conversations with our teams. We had the benefit of having our IGT commercial team together just a few weeks ago. Last week, Everi happened to have their commercial team together, and, you know, we’ve discussed a lot of the messages and feedback that we’ve received from our customers at the highest level of the organizations, which really reacted with genuine excitement about the merger. They really enjoy the commitment and the knowledge that both companies have and the fact that they are complementary in nature with very little overlap. So, I think that was really exciting. We have talked to our teams about the, you know, the combined portfolio being, you know, a real standout. It’ll absolutely differentiate us from our peers and our competitors. As we’ve said, we don’t believe anyone would have such a comprehensive range of products and solutions, and we’re going to have a really impressive global studio and creative footprint, which is really the key to continuing to generate top performing games. You know, Everi’s got expertise in several areas that IGT doesn’t, in particular in FinTech, and you know we’ve got good international experience, and we think, you know, these things in combination will absolutely be complementary. You know, when we think about what we have to offer on a go-forward basis, both for our employees recruiting new folks to the organization and for our customers, as we’ve said in the past, you know, this is really an opportunity to create a podium position player with, you know, a great scale, great product diversification, great cash flow, all on part with our competition. You know, we’re looking at, I think, you know we mentioned the past just on a pro forma basis revenue of $2.6 billion, EBITDA of more than a billion, roughly 60% of that recurring, and an installed base somewhere around 70,000 units. So, we think, you know, that excitement around being a one-stop-shop for land-based gaming and really being able to provide the complete player journey from, you know, iCasino to sports betting to FinTech is something that is a very good value proposition to our customers and one that folks associated with the new company are very, very excited about. David Katz Just one quick follow up with respect to FinTech and systems. Putting those together, it strikes as, you know, something that’s a much longer-term, you know, opportunity. Are there, you know, shorter-term ‘singles’ and ‘doubles’ and ways that you can leverage each other more immediately post-closing? It’s just a discussion we’ve had with a lot of investors this past week since we learned about this.

14 Vince Sadusky Yeah, I would say, you know, overall, again the longer-term play is, as you point out, to be the leading tech and content company in the B2B space. You know, we’ve got a lot of work to do to get there. We’re working on our detail integration plans collectively with leaders from both organizations, and we think the combination has really strong operating and financial merit. So, that’s really our focus. It’s not on the short-term. It’s really on the long-term. David Katz Perfect, thank you. Operator There are no further questions at this time. I will turn the call over to CEO, Vince Sadusky, for closing remarks. Vince Sadusky Thanks, everyone, thanks for joining us today. As you’ve heard, 2023 was a good, strong year, with growth across our Global Lottery, Gaming, and PlayDigital segments. We drove record operating income and EBITDA, and we brought the Company’s leverage down to the lowest level ever. We truly believe the recent decision to spin off our Global Gaming and PlayDigital businesses and merge them with Everi’s existing operations creates a really exciting opportunity to unlock the full value of our portfolio. We think the creation of two more focused companies better positions them to service customers and create significant value for stakeholders. Thanks for your interest in IGT and have a great day. Operator This concludes today’s conference call. We thank you all for joining. You may now disconnect your lines. Additional Information and Where to Find It In connection with the proposed transaction (the “Proposed Transaction”) between Everi Holdings Inc. (“Everi”), International Game Technology PLC (“IGT”), Ignite Rotate LLC (“Spinco”) and Ember Sub LLC (”Merger Sub”), Everi, IGT and Spinco will file relevant materials with the Securities and Exchange Commission (”SEC”). Everi will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus relating to the Proposed Transaction, which will constitute a proxy statement and prospectus of Everi and a proxy statement of IGT. A definitive proxy statement/prospectus will be mailed to stockholders of Everi and a def10-initive proxy statement will be mailed to shareholders of IGT. INVESTORS AND SECURITY HOLDERS OF EVERI ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF IGT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERI, IGT AND SPINCO, AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Everi or IGT through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Everi will be available free of charge on Everi’s website at www.everi.com or by contacting Everi’s Investor Relations Department at Everi Holdings Inc., Investor Relations, 7250 S. Tenaya Way, Suite 100, Las Vegas, NV 89113. Copies of the documents filed with the SEC by IGT will be available free of charge on IGT’s website at www.igt.com or by contacting IGT’s Investor Relations Department at International Game Technology PLC, Investor Relations, 10 Memorial Boulevard, Providence, RI 02903. No Offer or Solicitation

15 This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Everi, IGT, Spinco or Merger Sub, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Participants in the Solicitation This communication is not a solicitation of a proxy from any security holder of Everi or IGT. However, Everi and IGT and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction. Information about the directors and executive officers of Everi may be found in its most recent Annual Report on Form 10-K and in its most recent proxy statement for its annual meeting of stockholders, in each case as filed with the SEC. Information about the directors, executive officers and members of senior management of IGT is set forth in its most recent Annual Report on Form 20-F as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Everi, IGT and the proposed spin-off of IGT's Global Gaming and PlayDigital Businesses (the "Spinco Business"), and the proposed acquisition of the Spinco Business by Everi. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve risks and uncertainties that could significantly affect the financial or operating results of Everi, IGT, the Spinco Business, or the combined company. These forward-looking statements may be identified by terms such as “anticipate,” “believe,” “foresee,” “estimate,” “expect,” “intend,” “plan,” “project,” “forecast,” “may,” “will,” “would,” “could” and “should” and the negative of these terms or other similar expressions. Forward-looking statements in this communication include, among other things, statements about the potential benefits and synergies of the Proposed Transaction, including future financial and operating results, plans, objectives, expectations and intentions; and the anticipated timing of closing of the Proposed Transaction. In addition, all statements that address operating performance, events or developments that IGT expects or anticipates will occur in the future — including statements relating to creating value for stockholders and shareholders, benefits of the Proposed Transaction to customers, employees, stockholders and other constituents of the combined company and IGT, separating and integrating the companies, cost savings and the expected timetable for completing the Proposed Transaction — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results, including the actual results of Everi, IGT, the Spinco Business, or the combined company, to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among other things, risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied (including the failure to obtain necessary regulatory, stockholder and shareholder approvals or any necessary waivers, consents, or transfers, including for any required licenses or other agreements) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the Proposed Transaction, including the possibility that Everi and IGT may be unable to achieve the expected benefits, synergies and operating efficiencies in connection with the Proposed Transaction within the expected timeframes or at all and to successfully separate and/or integrate the Spinco Business; the ability to retain key personnel; negative effects of the announcement or the consummation of the proposed acquisition on the market price of the capital stock of Everi and IGT and on Everi and IGT’s operating results; risks relating to the value of Everi’s shares to be issued in the Proposed Transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement relating to the Proposed Transaction (the ”Merger Agreement”); changes in the extent and characteristics of the common stockholders of Everi and ordinary shareholders of IGT and its effect pursuant to the Merger Agreement for the Proposed Transaction on the number of shares of Everi common stock issuable pursuant to the Proposed Transaction, magnitude of the dividend payable to Everi stockholders pursuant to the Proposed Transaction and the extent of indebtedness to be incurred by Everi in connection with the Proposed Transaction; significant transaction costs, fees, expenses and charges (including unknown liabilities and

16 risks relating to any unforeseen changes to or the effects on liabilities, future capital expenditures, revenue, expenses, synergies, indebtedness, financial condition, losses and future prospects); expected or targeted future financial and operating performance and results; operating costs, customer loss, and business disruption (including, without limitation, difficulties in maintaining employee, customer, or other business, contractual, or operational relationships following the Proposed Transaction announcement or closing of the Proposed Transaction); failure to consummate or delay in consummating the Proposed Transaction for any reason; risks relating to any resurgence of the COVID-19 pandemic or similar public health crises; risks related to competition in the gaming and lottery industry; dependence on significant licensing arrangements, customers, or other third parties; issues and costs arising from the separation and integration of acquired companies and businesses and the timing and impact of accounting adjustments; risks related to the financing of the Proposed Transaction, Everi’s overall debt levels and its ability to repay principal and interest on its outstanding debt, including debt assumed or incurred in connection with the Proposed Transaction; economic changes in global markets, such as currency exchange, inflation and interest rates, and recession; government policies (including policy changes affecting the gaming industry, taxation, trade, tariffs, immigration, customs, and border actions) and other external factors that Everi and IGT cannot control; regulation and litigation matters relating to the Proposed Transaction or otherwise impacting Everi, IGT, Spinco, the combined company or the gaming industry generally; unanticipated liabilities of acquired businesses; unanticipated adverse effects or liabilities from business divestitures; effects on earnings of any significant impairment of goodwill or intangible assets; risks related to intellectual property, privacy matters, and cyber security (including losses and other consequences from failures, breaches, attacks, or disclosures involving information technology infrastructure and data); other business effects (including the effects of industry, market, economic, political, or regulatory conditions); and other risks and uncertainties, including, but not limited to, those described in Everi’s Annual Report on Form 10-K on file with the SEC and from time to time in other filed reports including Everi’s Quarterly Reports on Form 10-Q, and those described in IGT’s Annual Report on Form 20-F on file with the SEC and from time to time in other filed reports including IGT’s Current Reports on Form 6-K. A further description of risks and uncertainties relating to Everi can be found in its most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and relating to IGT can be found in its most recent Annual Report on Form 20-F and Current Reports on Form 6-K, all of which are filed with the SEC and available at www.sec.gov. IGT does not intend to update the forward-looking statements contained in this communication as the result of new information or future events or developments, except as required by law.